UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Third Quarter 2022 Consolidated Results

2.	Third Quarter 2022 Consolidated Earnings Results Presentation

Item 1

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

Banco de Bogotá executed a spin-off of a 75% equity stake in BAC Holding International, Corp (“BHI”); to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders on March 29, 2022. Prior to the spin-off, Banco de Bogotá was the direct parent of BHI. Grupo Aval has retained an indirect stake of approximately 17.2% in BHI (representing our proportional interest in the 25% equity stake in BHI retained by Banco de Bogotá). This interest in BHI is reported as discontinued operations for reporting periods prior to the spin-off and will be reported under the “share of profit of equity accounted investees, net of tax (equity method)” line item for subsequent periods.

As a result, for comparability purposes, we have prepared and present supplemental unaudited pro forma financial information for the nine months ended September 30, 2021 that assumes the spin-off was completed on January 1, 2021. The supplemental unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date. The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31, 2022 may result in adjustments to the unaudited pro forma financial information presented herein any such adjustments may be material.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 3Q2022 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, November 16th, 2022. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 408.1 billion (Ps 17.2 pesos per share) for 3Q22. ROAE was 9.8% and ROAA was 1.3% for 3Q22.

Key results of the quarter:

The growth of Colombia’s economy kept its momentum during the third quarter of 2022. GDP growth during 3Q22 rose to 7.1% when compared to the same quarter in 2021

For ease of analysis the 3Q22 results, 3Q21 figures are expressed on a pro-forma basis to reflect consolidated numbers excluding BHI’s contribution. As such,

•	Aval’s consolidated loan portfolio grew 16.5% during the quarter when compared to 3Q21 (5.1% versus 2Q22). Consumer loans grew 17.3% versus 3Q21 and 5.8% versus 2Q22 driven by personal loans, while mortgages grew 21.4% and 6.8% versus 3Q21 and 2Q22, respectively.

•	The quality of Aval’s loan portfolios continued to improve during the quarter; the ratio of +30 days past due loans improved by 64 basis points, from 4.97% at the end of 3Q21 to 4.33% at the end of 3Q22 (5 bps improvement vs 2Q22). +30 day past due loans for our commercial, consumer and mortgage loan portfolios improved by 45, 92 and 52 basis points, respectively, versus 3Q21. +90 day past due loans improved by 57 basis points, from 3.80% at the end of 3Q21 to 3.23% at the end of 3Q22 (10 bps improvement vs 2Q22). Additionally, year-on-year, IFRS Stage 1 loans increased by 461 basis points (201 bps in the quarter), while Stage 2 loans decreased by 381 basis points (181 bps in the quarter) and Stage 3 loans decreased by 80 basis points (20 bps in the quarter).

•	NIM on loans contracted by 36 bps to 4.55% mainly because of rising cost of funds. NIM on investments for the quarter was -0.65%. As a result, total NIM contracted 11 bps during the quarter to 3.52%.

•	Net fee income increased 7.1% during the quarter driven by a strong performance of our banking fees.

•	Income from Aval’s Non-Financial Sector increased by 65% when compared to 3Q21 but decreased by 19.1% versus 2Q22, driven by Corficolombiana’s infrastructure concessions.

•	Total expenses grew 6.8% in the quarter mainly because of an 8.0% increase in personnel expenses, which reflected the start of a new three-year period of negotiations with the banks’ unions and others. Our cost to assets ratio remained relatively stable at 2.7% in 3Q22.

•	As a result, and also due to a significantly higher effective tax rate, Aval’s attributable net income for the quarter was 408 billion pesos and 2.5 trillion pesos for the first 9 months of 2022 (122.6 pesos per share). For the same period, ROAA and ROAE were 2.6% and 20.7% respectively.

2

Report of 3Q2022 consolidated results Information reported in Ps billions , except per share information

Bogotá, November 16th, 2022. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 408.1 billion (Ps 17.2 pesos per share) for 3Q22. ROAE was 9.8% and ROAA was 1.3% for 3Q22.

		Presented for comparability purposes

	COP $tn	Pro forma 3Q21	2Q22	3Q22	3Q22 vs 2Q22	3Q22 vs Pro forma 3Q21
Balance Sheet	Gross Loans	$ 150.3	$ 166.6	$ 175.1	5.1%	16.5%
	Deposits	$ 145.6	$ 160.0	$ 166.5	4.1%	14.4%
	Deposits/Net Loans	1.01 x	1.00 x	0.99 x	-0.01 x	-0.03 x

Loan Quality	90 days PDLs / Gross Loans	3.8%	3.3%	3.2%	(10) bps	(57) bps
	Allowance/90 days PDLs	1.51 x	1.61 x	1.59 x	-0.02 x	0.08 x
	Cost of risk	1.3%	1.4%	1.4%	(4) bps	5 bps

Other ratios	Net interest margin	4.5%	3.6%	3.5%	(11) bps	(93) bps
	Fee income Ratio	19.6%	16.3%	19.0%	268 bps	(55) bps
	Efficiency Ratio	41.4%	41.1%	47.7%	663 bps	625 bps

		Reported 3Q21	2Q22	3Q22	3Q22 vs 2Q22	3Q22 vs Reported 3Q21
Profitability	Attributable net income	$ 0.78	$ 0.68	$ 0.41	-39.6%	-47.7%
	ROAA	1.4%	2.1%	1.3%	(74) bps	(7) bps
	ROAE	14.2%	16.6%	9.8%	(671) bps	(441) bps

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 3Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Report of 3Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A. Consolidated Financial Statements
Supplemental unaudited pro forma financial information
Information in Ps. Billions

Consolidated Statement of Financial Position	Pro forma 3Q21	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Cash and cash equivalents	18,801.6	21,441.1	18,013.9	-16.0%	-4.2%
Trading assets	10,650.6	10,888.4	11,870.9	9.0%	11.5%
Investment securities	32,096.0	31,690.5	32,175.0	1.5%	0.2%
Hedging derivatives assets	40.5	49.1	56.6	15.2%	39.6%
Total loans, net	143,510.5	159,651.9	168,343.6	5.4%	17.3%
Tangible assets	6,884.2	7,043.9	7,125.9	1.2%	3.5%
Goodwill	2,333.5	2,234.9	2,250.9	0.7%	-3.5%
Concession arrangement rights	10,470.7	12,032.2	12,686.8	5.4%	21.2%
Other assets	24,791.3	31,079.0	33,372.6	7.4%	34.6%
Spun-off assets from BHI	102,126.3	-	-	N.A	N.A
Total assets	351,705.2	276,111.0	285,896.2	3.5%	-18.7%
Trading liabilities	762.2	1,893.8	2,295.8	21.2%	N.A.
Hedging derivatives liabilities	49.8	5.8	4.9	-16.0%	-90.2%
Customer deposits	145,603.2	160,029.3	166,533.2	4.1%	14.4%
Interbank borrowings and overnight funds	14,683.5	10,499.9	11,267.0	7.3%	-23.3%
Borrowings from banks and others	15,218.7	22,945.6	26,266.6	14.5%	72.6%
Bonds issued	29,747.1	31,973.1	29,127.8	-8.9%	-2.1%
Borrowings from development entities	3,512.0	3,235.0	3,659.0	13.1%	4.2%
Other liabilities	11,850.3	15,378.9	15,603.8	1.5%	31.7%
Spun-off liabilities from BHI	91,877.5	-	-	N.A	N.A
Total liabilities	313,304.3	245,961.5	254,758.1	3.6%	-18.7%
Equity attributable to owners of the parent	22,338.8	16,420.0	16,766.5	2.1%	-24.9%
Non-controlling interest	16,062.0	13,729.6	14,371.6	4.7%	-10.5%
Total equity	38,400.8	30,149.6	31,138.1	3.3%	-18.9%
Total liabilities and equity	351,705.2	276,111.0	285,896.2	3.5%	-18.7%

Consolidated Statement of Income Continued operations	3Q21	2Q22	3Q22
Interest income	3,214.9	4,286.7	5,213.0	21.6%	62.2%
Interest expense	1,169.4	2,312.3	3,294.5	42.5%	181.7%
Net interest income	2,045.5	1,974.4	1,918.5	-2.8%	-6.2%
Loans and other accounts receivable	606.0	719.6	751.8	4.5%	24.1%
Other financial assets	0.3	(1.0)	(0.8)	-13.5%	N.A
Recovery of charged-off financial assets	(120.5)	(151.8)	(173.1)	14.0%	43.6%
Net impairment loss on financial assets	485.7	566.8	577.9	2.0%	19.0%
Net interest income, after impairment losses	1,559.8	1,407.6	1,340.6	-4.8%	-14.1%
Net income from commissions and fees	771.9	697.3	746.7	7.1%	-3.3%
Gross profit from sales of goods and services	710.8	1,440.8	1,165.6	-19.1%	64.0%
Net trading income	239.6	481.5	756.4	57.1%	N.A.
Net income from other financial instruments mandatory at FVTPL	62.8	68.4	68.2	-0.3%	8.6%
Total other income	117.2	(390.7)	(725.2)	85.6%	N.A
Total other expenses	1,636.2	1,754.6	1,874.7	6.8%	14.6%
Net income before income tax expense	1,825.9	1,950.4	1,477.6	-24.2%	-19.1%
Income tax expense	1,011.7	564.3	547.8	-2.9%	-45.9%
Net income for the period of continued operations	814.2	1,386.1	929.8	-32.9%	14.2%
Net income for the period of discontinued operations	396.1	(0.0)	0.0	-100.0%	-100.0%
Net income for the period	1,210.3	1,386.1	929.8	-32.9%	-23.2%
Non-controlling interest	430.5	710.6	521.7	-26.6%	21.2%
Net income attributable to owners of the parent	779.7	675.5	408.1	-39.6%	-47.7%

Key ratios	Pro forma 3Q21	2Q22	3Q22	Pro forma YTD 2021	Pro forma YTD 2022
Net Interest Margin(1)	4.5%	4.0%	3.8%	4.6%	4.0%
Net Interest Margin (including net trading income)(1)	4.5%	3.6%	3.5%	4.4%	3.7%
Efficiency ratio(2)	41.4%	41.1%	47.7%	40.1%	42.2%
90 days PDL / Gross loans (5)	3.8%	3.3%	3.2%	3.8%	3.2%
Provision expense / Average gross loans (6)	1.3%	1.4%	1.4%	1.9%	1.5%
Allowance / 90 days PDL (5)	1.51	1.61	1.59	1.51	1.59
Allowance / Gross loans	5.7%	5.4%	5.1%	5.7%	5.1%
Charge-offs / Average gross loans (6)	2.4%	1.9%	2.1%	2.5%	2.0%
Total loans, net / Total assets	57.5%	57.8%	58.9%	57.5%	58.9%
Deposits / Total loans, net	101.5%	100.2%	98.9%	101.5%	98.9%

Key ratios	3Q21	2Q22	3Q22	YTD 2021	YTD 2022
Equity / Assets	10.9%	10.9%	10.9%	10.9%	10.9%
Tangible equity ratio (7)	8.3%	9.6%	9.6%	8.3%	9.6%
ROAA(3)	1.4%	2.1%	1.3%	1.7%	2.4%
ROAE(4)	14.2%	16.6%	9.8%	15.9%	20.7%
Shares outstanding (EoP)	22,281,017,159	23,743,475,754	23,743,475,754	22,281,017,159	23,743,475,754
Shares outstanding (Average)	22,281,017,159	22,779,217,340	23,743,475,754	22,281,017,159	22,939,927,075
Common share price (EoP)	1,090.0	757.0	659.0	1,090.0	659.0
Preferred share price (EoP)	1,119.0	750.0	580.0	1,119.0	580.0
BV/ EoP shares in Ps.	1,002.6	691.6	706.2	1,002.6	706.2
EPS	35.0	29.7	17.2	113.1	122.6

P/E (8)	8.0	7.2	8.4	7.4	3.5
P/BV (8)	1.1	1.1	0.8	1.1	0.8

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 3Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 3Q2022 consolidated results Information reported in Ps billions

Statement of Financial Position Analysis

•	Pro-forma figures for 3Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

1.	Assets (1)

Total assets as of September 30th, 2022 totaled Ps 285,896.2 billion showing an increase of 14.6% versus pro forma total assets in September 30th, 2021 and an increase of 3.5% versus June 30th, 2022. Growth was mainly driven by (i) a 17.3% year over year growth in total loans, net to Ps 168,343.6 billion, (ii) a 34.6% yearly growth in other assets, net to Ps 33,372.6 billion and (iii) a 21.2% year over year growth in concession arrangement rights to Ps 12,686.8 billion.

Reported total assets as of September 30th, 2021 were Ps 351,705.2 billion.

1.1	Loan portfolio (1)

Gross loans (excluding interbank and overnight funds) increased by 16.5% between September 30th, 2022 and pro forma September 30th, 2021 to Ps 175,094.0 billion mainly driven by (i) a 21.4% increase in Mortgages loans to Ps 16,966.6 billion, (ii) a 17.3% increase in Consumer loans to Ps 57,629.2 billion and (iii) a 15.4% increase in Commercial loans to Ps 100,233.4 billion.

Interbank & overnight funds increased by 21.6% to Ps 2,241.6 billion versus the pro forma 3Q21.

Loss allowance was Ps 8,992.0 billion as of September 30th, 2022 taking net loans to Ps 168,343.6 billion.

Total loans, net	Pro forma 3Q21	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Gross loans
Commercial loans	86,886.1	95,946.0	100,233.4	4.5%	15.4%
Consumer loans	49,119.2	54,481.2	57,629.2	5.8%	17.3%
Mortgages loans	13,970.9	15,883.6	16,966.6	6.8%	21.4%
Microcredit loans	328.0	278.6	264.8	-5.0%	-19.3%
Gross loans	150,304.2	166,589.5	175,094.0	5.1%	16.5%
Interbank & overnight funds	1,843.1	2,004.1	2,241.6	11.8%	21.6%
Total gross loans	152,147.3	168,593.6	177,335.7	5.2%	16.6%
Loss allowance	(8,636.8)	(8,941.7)	(8,992.0)	0.6%	4.1%
Allowance for impairment of commercial loans	(4,890.2)	(5,392.9)	(5,393.0)	0.0%	10.3%
Allowance for impairment of consumer loans	(3,228.8)	(3,094.4)	(3,189.2)	3.1%	-1.2%
Allowance for impairment of mortgages	(400.9)	(382.7)	(361.9)	-5.4%	-9.7%
Allowance for impairment of microcredit loans	(117.0)	(71.6)	(48.0)	-33.0%	-59.0%
Total loans, net	143,510.5	159,651.9	168,343.6	5.4%	17.3%

Reported total loans, net as of September 30th, 2021 were Ps 210,730.5 billion.

(1) Pro-forma total assets and total loans, net for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

5

Report of 3Q2022 consolidated results Information reported in Ps billions

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	Pro forma 3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
General purpose	62,091.0	68,335.8	71,226.6	4.2%	14.7%
Working capital	10,714.0	13,420.5	14,137.7	5.3%	32.0%
Financial leases	10,023.4	10,207.8	10,436.7	2.2%	4.1%
Funded by development banks	3,398.2	3,191.3	3,642.2	14.1%	7.2%
Overdrafts	365.0	467.7	443.9	-5.1%	21.6%
Credit cards	294.5	323.0	346.4	7.3%	17.6%
Commercial loans	86,886.1	95,946.0	100,233.4	4.5%	15.4%
Payroll loans	29,251.3	32,026.6	33,233.5	3.8%	13.6%
Personal loans	9,600.5	11,182.4	12,404.4	10.9%	29.2%
Credit cards	5,707.7	6,277.0	6,645.6	5.9%	16.4%
Automobile and vehicle	4,336.7	4,791.2	5,128.4	7.0%	18.3%
Financial leases	26.9	22.0	20.2	-8.1%	-24.9%
Overdrafts	58.4	53.0	65.0	22.7%	11.4%
Other	137.9	129.0	132.2	2.5%	-4.1%
Consumer loans	49,119.2	54,481.2	57,629.2	5.8%	17.3%
Mortgages	11,984.7	13,665.6	14,657.3	7.3%	22.3%
Housing leases	1,986.2	2,218.0	2,309.3	4.1%	16.3%
Mortgages loans	13,970.9	15,883.6	16,966.6	6.8%	21.4%
Microcredit loans	328.0	278.6	264.8	-5.0%	-19.3%
Gross loans	150,304.2	166,589.5	175,094.0	5.1%	16.5%
Interbank & overnight funds	1,843.1	2,004.1	2,241.6	11.8%	21.6%
Total gross loans	152,147.3	168,593.6	177,335.7	5.2%	16.6%

Over the last twelve months, our retail products have driven our loan portfolio growth.

Commercial loans increased by 15.4% versus pro forma 3Q21 and 4.5% versus 2Q22.

Consumer loans growth compared with pro forma figures over the last year and quarter was mainly driven by personal loans and automobile and vehicles loans. Consumer loans grew by 17.3% during the last twelve months and 5.8% between September 30th, 2022 and June 30th, 2022, respectively.

Mortgages loans increased by 21.4% versus pro forma 3Q21 and 6.8% versus 2Q22.

On September 30th, 2021 reported commercial loans reached Ps 117,827.5 billion, consumer loans totaled Ps 73,160.1 billion and mortgages loans reached Ps 27,690.2 billion.

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all types of loans with consumer loans growing 25.8%, commercial loans 25.4% and mortgages growing 14.6%.

(1) Pro-forma gross loans and breakdown for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

6

Report of 3Q2022 consolidated results Information reported in Ps billions

Gross loans / Bank ($)	Pro forma 3Q21	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Banco de Bogotá	80,811.4	87,511.5	92,233.3	5.4%	14.1%
Banco de Occidente	34,666.2	40,557.7	43,289.4	6.7%	24.9%
Banco Popular	22,298.5	24,131.4	25,121.4	4.1%	12.7%
Banco AV Villas	12,775.7	14,277.2	14,542.8	1.9%	13.8%
Corficolombiana	1,812.8	1,962.1	2,098.9	7.0%	15.8%
Eliminations	(2,060.5)	(1,850.5)	(2,191.8)	18.4%	6.4%
Gross loans	150,304.2	166,589.5	175,094.0	5.1%	16.5%
Interbank & overnight funds	1,843.1	2,004.1	2,241.6	11.8%	21.6%
Total gross loans	152,147.3	168,593.6	177,335.7	5.2%	16.6%

Gross loans / Bank (%)	Pro forma 3Q21	2Q22	3Q22

Banco de Bogotá	53.8%	52.5%	52.7%
Banco de Occidente	23.1%	24.3%	24.7%
Banco Popular	14.8%	14.5%	14.3%
Banco AV Villas	8.5%	8.6%	8.3%
Corficolombiana	1.2%	1.2%	1.2%
Eliminations	-1.4%	-1.1%	-1.3%
Gross loans	100%	100%	100%

Of the total gross loans, 90.4% are domestic and 9.6% are foreign. In terms of gross loans (excluding interbank and overnight funds), 90.3% are domestic and 9.7% are foreign (reflecting the Multi Financial Group operation).

The quality of our loan portfolio slightly improved during the quarter.

Our 30 days PDL to total loans closed in 4.3% for 3Q22, 4.4% for 2Q22, and 5.0% in pro forma 3Q21. The ratio of 90 days PDL to total loans was 3.2% for 3Q22, 3.3% for 2Q22 and 3.8% for pro forma 3Q21.

Commercial loans 30 days PDL ratio was 4.2% for 3Q22, 4.1% for 2Q22 and 4.6% for pro forma 3Q21; 90 days PDL ratio was 3.6%, 3.7% and 4.1%, respectively. Consumer loans 30 days PDL ratio was 4.3% for 3Q22, 4.5% for 2Q22, and 5.3% for pro forma 3Q21; 90 days PDL ratio was 2.6%, 2.7% and 3.3%, respectively. Mortgages’ 30 days PDL ratio was 5.0% for 3Q22, 5.3% for 2Q22, and 5.5% for pro forma 3Q21; 90 days PDL ratio was 3.1%, 3.2% and 3.3%, respectively.

Total gross loans	Pro forma 3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
''A'' normal risk	133,696.2	150,039.4	159,301.0	6.2%	19.2%
''B'' acceptable risk	3,671.0	3,731.6	3,402.0	-8.8%	-7.3%
''C'' appreciable risk	4,623.7	4,266.6	3,623.6	-15.1%	-21.6%
''D'' significant risk	4,899.8	4,527.1	4,683.8	3.5%	-4.4%
''E'' unrecoverable	3,413.6	4,024.7	4,083.6	1.5%	19.6%
Gross loans	150,304.2	166,589.5	175,094.0	5.1%	16.5%
Interbank and overnight funds	1,843.1	2,004.1	2,241.6	11.8%	21.6%
Total gross loans	152,147.3	168,593.6	177,335.7	5.2%	16.6%

CDE loans / gross loans (*)	8.6%	7.7%	7.1%

(1) Pro-forma gross loans, total gross loans and breakdown for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma PDLs for 3Q21 are calculated based on the pro-forma figures explained above.

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Report of 3Q2022 consolidated results Information reported in Ps billions

Past due loans	Pro forma 3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Performing	82,872.1	91,979.8	96,049.7	4.4%	15.9%
Between 31 and 90 days past due	457.3	459.6	577.1	25.6%	26.2%
+90 days past due	3,556.7	3,506.6	3,606.7	2.9%	1.4%
Commercial loans	86,886.1	95,946.0	100,233.4	4.5%	15.4%
Performing	46,538.8	52,056.1	55,131.6	5.9%	18.5%
Between 31 and 90 days past due	969.4	956.2	1,009.7	5.6%	4.2%
+90 days past due	1,611.1	1,468.9	1,487.9	1.3%	-7.6%
Consumer loans	49,119.2	54,481.2	57,629.2	5.8%	17.3%
Performing	13,199.8	15,044.3	16,118.9	7.1%	22.1%
Between 31 and 90 days past due	310.3	325.8	326.9	0.3%	5.4%
+90 days past due	460.8	513.5	520.9	1.4%	13.0%
Mortgages loans	13,970.9	15,883.6	16,966.6	6.8%	21.4%
Performing	224.3	211.6	219.7	3.8%	-2.1%
Between 31 and 90 days past due	15.2	9.3	7.4	-20.7%	-51.4%
+90 days past due	88.4	57.7	37.7	-34.7%	-57.4%
Microcredit loans	328.0	278.6	264.8	-5.0%	-19.3%
Gross loans	150,304.2	166,589.5	175,094.0	5.1%	16.5%
Interbank & overnight funds	1,843.1	2,004.1	2,241.6	11.8%	21.6%
Total gross loans	152,147.3	168,593.6	177,335.7	5.2%	16.6%

30 Days PDL / gross loans (*)	5.0%	4.4%	4.3%
90 Days PDL / gross loans (*)	3.8%	3.3%	3.2%

Loans by stages (%)	Pro forma 3Q21(1)	2Q22	3Q22

Loans classified as Stage 2 / gross loans	11.1%	9.1%	7.3%
Loans classified as Stage 3 / gross loans	7.2%	6.6%	6.4%
Loans classified as Stage 2 and 3 / gross loans	18.3%	15.7%	13.7%
Allowance for Stage 1 loans / Stage 1 loans	1.0%	0.9%	0.9%
Allowance for Stage 2 loans / Stage 2 loans	10.2%	10.7%	11.6%
Allowance for Stage 3 loans / Stage 3 loans	52.8%	54.4%	54.3%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	27.0%	29.2%	31.6%

Grupo Aval’s coverage over its 90 days PDL was 1.6x for 3Q22 and 2Q22, and 1.5x for pro forma 3Q21. Allowance to CDE Loans was 0.7x for 3Q22, 2Q22 and for pro forma 3Q21, allowance to 30 days PDL was 1.2x in 3Q22, 2Q22 and for pro forma 3Q21. Impairment loss, net of recoveries of charged off assets to average gross loans was 1.4% for 3Q22 and 2Q22, 1.3% in pro forma 3Q21. Charge-offs to average gross loans was 2.1% for 3Q22, 1.9% for 2Q22, and 2.4% in pro forma 3Q21.

Total gross loans	Pro forma 3Q21(1)	2Q22	3Q22

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 days PDL	1.2	1.2	1.2
Allowance for impairment / 90 days PDL	1.5	1.6	1.6
Allowance for impairment / gross loans (*)	5.7%	5.4%	5.1%

Impairment loss / CDE loans	0.2	0.2	0.2
Impairment loss / 30 days PDL	0.3	0.4	0.4
Impairment loss / 90 days PDL	0.4	0.5	0.5
Impairment loss / average gross loans (*)	1.6%	1.8%	1.8%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.3%	1.4%	1.4%

Charge-offs / average gross loans (*)	2.4%	1.9%	2.1%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

(1)	Pro-forma past due loans, loans by stages and total gross loans and breakdown for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

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Report of 3Q2022 consolidated results Information reported in Ps billions

1.2	Investment securities and trading assets (1)

Total investment securities and trading assets increased 3.0% to Ps 44,045.9 billion between September 30th, 2022 and pro forma September 30th, 2021 and increased 3.4% versus June 30th, 2022.

Ps 35,222.1 billion of our total portfolio is invested in debt securities, which decreased by 0.3% between September 30th, 2022 and pro forma September 30th, 2021 and increased by 1.9% versus June 30th, 2022. Ps 6,352.1 billion of our total investment securities is invested in equity securities, which decreased by 5.2% between September 30th, 2022 and pro forma September 30th, 2021 and increased by 3.5% versus June 30th, 2022.

Reported investment securities and trading assets as of September 30th, 2021 were Ps 53,665.0 billion.

Investment and trading assets	Pro forma 3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Debt securities	4,796.9	3,980.0	4,081.5	2.5%	-14.9%
Equity securities	5,156.5	5,022.2	5,317.8	5.9%	3.1%
Derivative assets	697.2	1,886.3	2,471.6	31.0%	N.A.
Trading assets	10,650.6	10,888.4	11,870.9	9.0%	11.5%
Investments in debt securities at FVTPL (non compliant with SPPI test)	5.3	-	-	N.A	N.A
Debt securities at FVOCI	22,960.5	21,995.6	21,955.7	-0.2%	-4.4%
Equity securities at FVOCI	1,547.5	1,113.0	1,034.3	-7.1%	-33.2%
Investments in securities at FVOCI	24,508.1	23,108.5	22,990.1	-0.5%	-6.2%
Investments in debt securities at AC	7,582.6	8,582.0	9,185.0	7.0%	21.1%
Investment and trading assets	42,746.6	42,579.0	44,045.9	3.4%	3.0%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 4.4% for 3Q22, 3.0% for 2Q22 and 3.2% for pro forma 3Q21.

1.3	Cash and Cash Equivalents (1)

As of September 30th, 2022 cash and cash equivalents had a balance of Ps 18,013.9 billion showing a decrease of 4.2% versus pro forma September 30th, 2021 and 16.0% versus June 30th, 2022.

The ratio of cash and cash equivalents to customer deposits was 10.8% at September 30th, 2022, 13.4% at June 30th, 2022, and 12.9% at pro forma September 30th, 2021.

Reported cash and cash equivalents as of September 30th, 2021 were Ps 35,892.4 billion.

(1) Pro-forma investment and trading assets and cash and cash equivalents for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 3Q2022 consolidated results Information reported in Ps billions

1.4 Goodwill and Other Intangibles (1)

Goodwill and other intangibles as of September 30th, 2022 reached Ps 16,789.1 billion, increasing by 16.8% versus pro forma September 30th, 2021 and 4.7% versus June 30th, 2022.

Goodwill as of September 30th, 2022 was Ps 2,250.9 billion, decreasing by 3.5% versus pro forma September 30th, 2021 and increasing 0.7% versus June 30th, 2022.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of September 30th, 2022 reached Ps 14,538.2 billion and grew by 20.7% versus pro forma September 30th, 2021 and increased by 5.3% versus June 30th, 2022.

Reported goodwill and other intangibles as of September 30th, 2021 were Ps 20,574.5 billion.

2. Liabilities

As of September 30th, 2022 Total Funding represented 93.0% of total liabilities and other liabilities represented 7.0%.

2.1 Funding (1)

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 236,853.6 billion as of September 30th, 2022 showing an increase of 13.5% versus pro forma September 30th, 2021 and 3.6% versus June 30th, 2022. Total customer deposits represented 70.3% of total funding as of 3Q22, 70.0% for 2Q22, and 69.7% for pro forma 3Q21.

Average cost of funds was 5.7% for 3Q22, 4.2% for 2Q22 and 2.3% for pro forma 3Q21.

Reported total funding as of September 30th, 2021 were Ps 295,550.7 billion.

2.1.1 Customer deposits (1)

Customer deposits	Pro forma 3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Checking accounts	18,421.7	19,975.7	19,414.8	-2.8%	5.4%
Other deposits	336.2	399.6	783.8	96.1%	133.2%
Non-interest bearing	18,757.8	20,375.4	20,198.6	-0.9%	7.7%
Checking accounts	8,228.2	6,486.4	6,126.7	-5.5%	-25.5%
Time deposits	54,742.1	60,524.8	68,708.1	13.5%	25.5%
Savings deposits	63,875.0	72,642.8	71,499.7	-1.6%	11.9%
Interest bearing	126,845.3	139,653.9	146,334.6	4.8%	15.4%
Customer deposits	145,603.2	160,029.3	166,533.2	4.1%	14.4%

(1) Pro-forma goodwill and other intangibles, funding and deposits for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 3Q2022 consolidated results Information reported in Ps billions

Of our total customer deposits as of September 30th, 2022, checking accounts represented 15.3%, time deposits 41.3%, savings accounts 42.9%, and other deposits 0.5%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	Pro forma 3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. Pro forma 3Q21
Banco de Bogotá	78,319.3	84,388.8	83,585.0	-1.0%	6.7%
Banco de Occidente	31,964.0	38,737.3	40,210.5	3.8%	25.8%
Banco Popular	21,095.3	23,205.6	25,198.9	8.6%	19.5%
Banco AV Villas	13,169.5	14,494.7	14,095.7	-2.8%	7.0%
Corficolombiana	5,505.4	5,936.9	6,689.2	12.7%	21.5%
Eliminations	(4,450.3)	(6,733.9)	(3,246.2)	-51.8%	-27.1%
Total Grupo Aval	145,603.2	160,029.3	166,533.2	4.1%	14.4%

Deposits / Bank (%)	Pro forma 3Q21(1)	2Q22	3Q22
Banco de Bogotá	53.8%	52.7%	50.2%
Banco de Occidente	22.0%	24.2%	24.1%
Banco Popular	14.5%	14.5%	15.1%
Banco AV Villas	9.0%	9.1%	8.5%
Corficolombiana	3.8%	3.7%	4.0%
Eliminations	-3.1%	-4.2%	-1.9%
Total Grupo Aval	100.0%	100.0%	100.0%

Reported customer deposits as of September 30th, 2021 were Ps 225,160.9 billion.

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities) (1)

As of September 30th, 2022 borrowings from banks and other totaled Ps 29,925.6 billion, increasing 59.8% versus pro forma September 30th, 2021 and 14.3% versus June 30th, 2022.

Reported borrowings from banks and others as of September 30th, 2021 were Ps 24,794.3 billion.

2.1.3 Bonds issued (1)

Total bonds issued as of September 30th, 2022 totaled Ps 29,127.8 billion and decreased 2.1% versus pro forma September 30th, 2021 and 8.9% versus June 30th, 2022 .

(1) Pro-forma deposits, borrowings from banks and other and bond issued for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 3Q2022 consolidated results Information reported in Ps billions

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of September 30th, 2022 non-controlling interest was Ps 14,371.6 billion which decreased by 10.5% versus September 30th, 2021 and increased by 4.7% versus June 30th, 2022. Total non-controlling interest represents 46.2% of total equity as of 3Q22, compared to 45.5% in 2Q22 and 41.8% in 3Q21.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	3Q21	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Banco de Bogotá	68.7%	68.9%	68.9%	-	19
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir (1)	75.7%	75.8%	75.8%	-	9
Corficolombiana	40.0%	40.4%	40.4%	-	42

(1) Grupo Aval is the direct controlling entity of Porvenir.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2022 was Ps 16,766.5 billion, showing a decrease of 24.9% versus September 30th, 2021 and increase of 2.1% versus June 30th, 2022.

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Report of 3Q2022 consolidated results Information reported in Ps billions

Income Statement Analysis

Our net income attributable to the owners of the parent company for 3Q22 of Ps 408.1 billion showed a 47.7% decrease versus 3Q21 and a 39.6% decrease versus 2Q22.

Consolidated Statement of Income Continued operations	3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Interest income	3,214.9	4,286.7	5,213.0	21.6%	62.2%
Interest expense	1,169.4	2,312.3	3,294.5	42.5%	181.7%
Net interest income	2,045.5	1,974.4	1,918.5	-2.8%	-6.2%
Loans and other accounts receivable	606.0	719.6	751.8	4.5%	24.1%
Other financial assets	0.3	(1.0)	(0.8)	-13.5%	N.A
Recovery of charged-off financial assets	(120.5)	(151.8)	(173.1)	14.0%	43.6%
Net impairment loss on financial assets	485.7	566.8	577.9	2.0%	19.0%
Net income from commissions and fees	771.9	697.3	746.7	7.1%	-3.3%
Gross profit from sales of goods and services	710.8	1,440.8	1,165.6	-19.1%	64.0%
Net trading income	239.6	481.5	756.4	57.1%	N.A.
Net income from other financial instruments mandatory at FVTPL	62.8	68.4	68.2	-0.3%	8.6%
Total other income	117.2	(390.7)	(725.2)	85.6%	N.A
Total other expenses	1,636.2	1,754.6	1,874.7	6.8%	14.6%
Net income before income tax expense	1,825.9	1,950.4	1,477.6	-24.2%	-19.1%
Income tax expense	1,011.7	564.3	547.8	-2.9%	-45.9%
Net income for the period of continued operations	814.2	1,386.1	929.8	-32.9%	14.2%
Net income for the period of discontinued operations	396.1	(0.0)	0.0	-100.0%	-100.0%
Net income for the period	1,210.3	1,386.1	929.8	-32.9%	-23.2%
Non-controlling interest	430.5	710.6	521.7	-26.6%	21.2%
Net income attributable to owners of the parent	779.7	675.5	408.1	-39.6%	-47.7%

1. Net Interest Income (1)

Net interest income	3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Interest income
Commercial	1,170.2	1,824.8	2,399.6	31.5%	105.1%
Interbank and overnight funds	33.1	54.0	142.5	164.0%	N.A.
Consumer	1,474.8	1,653.0	1,819.5	10.1%	23.4%
Mortgages and housing leases	271.9	335.5	352.7	5.1%	29.7%
Microcredit	18.3	15.9	15.7	-1.1%	-14.4%
Loan portfolio	2,968.4	3,883.2	4,730.0	21.8%	59.3%
Interests on investments in debt securities	246.5	403.5	483.0	19.7%	96.0%
Total interest income	3,214.9	4,286.7	5,213.0	21.6%	62.2%
Interest expense
Checking accounts	15.6	28.6	39.1	36.5%	151.2%
Time deposits	425.4	759.7	1,146.5	50.9%	169.5%
Savings deposits	209.5	671.8	1,073.4	59.8%	N.A.
Total interest expenses on deposits	650.5	1,460.2	2,259.0	54.7%	N.A.
Interbank borrowings and overnight funds	38.3	121.3	171.7	41.6%	N.A.
Borrowings from banks and others	100.2	169.6	235.5	38.9%	135.1%
Bonds issued	359.2	515.8	561.1	8.8%	56.2%
Borrowings from development entities	21.2	45.5	67.3	47.8%	N.A.
Total interest expenses on financial obligations	518.9	852.2	1,035.5	21.5%	99.6%
Total interest expense	1,169.4	2,312.3	3,294.5	42.5%	181.7%
Net interest income	2,045.5	1,974.4	1,918.5	-2.8%	-6.2%

(1)	Figures for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 3Q2022 consolidated results Information reported in Ps billions

Our net interest income decreased by 6.2% to Ps 1,918.5 billion for 3Q22 versus pro forma 3Q21 and by 2.8% versus 2Q22. The decrease versus pro forma 3Q21 was derived mainly from a 62.2% increase in total interest income offset by a 181.7% increase in total interest expense.

Our Net Interest Margin(*) was 3.5% for 3Q22, 3.6% for 2Q22, and 4.5%(1) in pro forma 3Q21. Net Interest Margin on Loans was 4.6% for 3Q22, 4.9% for 2Q22, and 5.4%(1) for pro forma 3Q21. On the other hand, our Net Investments Margin was -0.7% for 3Q22, -1.3% for 2Q22 and 1.0%(1) for pro forma 3Q21.

Reported Net Interest Margin was 4.9% for 3Q21, Net Interest Margin on Loans was 5.8% for 3Q21 and our Net Investments Margin was 1.4% for 3Q21.

2. Impairment loss on financial assets, net (1)

Our impairment loss on financial assets, net increased by 19.0% to Ps 577.9 billion for 3Q22 versus pro forma 3Q21 and by 2.0% versus 2Q22.

Net impairment loss on financial assets	3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Loans and other accounts receivable	606.0	719.6	751.8	4.5%	24.1%
Other financial assets	0.3	(1.0)	(0.8)	-13.5%	N.A
Recovery of charged-off financial assets	(120.5)	(151.8)	(173.1)	14.0%	43.6%
Net impairment loss on financial assets	485.7	566.8	577.9	2.0%	19.0%

Our annualized gross cost of risk was 1.8% for 3Q22 and 2Q22, and 1.6% for pro forma 3Q21. Net of recoveries of charged-off assets our ratio was 1.4% for 3Q22 and 2Q22, and 1.3% for pro forma 3Q21.

Annualized gross cost of risk as reported was 1.7% for 3Q21. Net of recoveries of charged-off assets our ratio was 1.5% for 3Q21.

(*)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.8% for 3Q22, 4.0% for 2Q22, and 4.5% for pro forma 3Q21 .

(1)	Pro-forma NIM, NIM on loans and NIM on Investments and Net impairment loss on financial assets for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

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Report of 3Q2022 consolidated results Information reported in Ps billions

3. Non-interest income (1)

Total non-interest income	3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Income from commissions and fees
Banking fees(1)	521.1	584.3	636.2	8.9%	22.1%
Trust activities	85.2	85.1	88.6	4.1%	4.0%
Pension and severance fund management	308.9	199.0	202.9	2.0%	-34.3%
Bonded warehouse services	45.0	44.5	49.5	11.2%	9.9%
Total income from commissions and fees	960.1	912.8	977.1	7.0%	1.8%
Expenses from commissions and fees	188.3	215.5	230.4	6.9%	22.4%
Net income from commissions and fees	771.9	697.3	746.7	7.1%	-3.3%

Income from sales of goods and services	2,520.7	3,231.6	3,041.1	-5.9%	20.6%
Costs and expenses from sales of goods and services	1,809.8	1,790.8	1,875.5	4.7%	3.6%
Gross profit from sales of goods and services	710.8	1,440.8	1,165.6	-19.1%	64.0%

Net trading income	239.6	481.5	756.4	57.1%	215.8%
Net income from other financial instruments mandatory at FVTPL	62.8	68.4	68.2	-0.3%	8.6%

Other income
Foreign exchange gains (losses), net	(124.5)	(702.5)	(951.9)	35.5%	N.A.
Net gain on sale of investments and OCI realization	8.3	(8.3)	(11.4)	37.0%	-237.7%
Gain on the sale of non-current assets held for sale	4.4	1.9	2.7	39.4%	-40.1%
Income from non-consolidated investments(2)	126.7	247.2	148.9	-39.8%	17.5%
Net gains on asset valuations	5.8	12.5	8.8	-29.1%	51.4%
Other income from operations	96.3	58.5	77.8	32.9%	-19.3%
Total other income	117.2	(390.7)	(725.2)	85.6%	N.A

Total non-interest income	1,902.3	2,297.4	2,011.7	-12.4%	5.8%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees(1)

Net income from commissions and fees for 3Q22 totaled Ps 746.7 billion and decreased by 3.3% versus pro forma 3Q21 and increased by 7.1% versus 2Q22. Income from commissions and fees increased by 1.8% to Ps 977.1 billion in 3Q22 versus pro forma 3Q21 and 7.0% versus 2Q22.

Reported net income from commissions and fees for 3Q21 totaled Ps 1,419.7 billion and reported income from commissions and fees totaled Ps 1,635.0 billion.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 64.0% to Ps 1,165.6 billion for 3Q22 versus 3Q21 due to a strong contribution from infrastructure and energy and gas sectors, and decreased by 19.1% quarterly.

(1) Non-interest income, net income from commissions and fees for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

15

Report of 3Q2022 consolidated results Information reported in Ps billions

3.3 Net trading income (1)

Net trading income	3Q21(1)	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Trading investment income	83.2	(111.7)	(42.0)	-62.4%	-150.5%
Net income (loss) on financial derivatives	136.1	593.3	797.0	34.3%	N.A.
Other trading income on derivatives	20.3	(0.1)	1.4	N.A	-93.0%
Net trading income	239.6	481.5	756.4	57.1%	215.8%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income (1)

Total other income for 3Q22 totaled Ps -725.2 billion. The quarterly and yearly decrease can be explained by foreign exchange losses, net accounting for Ps -951.9 billion. The quarterly decrease on Income from non-consolidated investments was driven by a lower contribution in share of profit of equity accounted investees, net of tax.

Reported total other income for 3Q21 totaled Ps 333.7 billion.

4. Other expenses (1)

Total other expenses for 3Q22 totaled Ps 1,874.7 billion and increased by 14.6% versus pro forma 3Q21 and increased by 6.8% versus 2Q22. Our efficiency ratio measured as total other expenses to total income was 47.7% in 3Q22, 41.1% in 2Q22 and 41.4%(1) for pro forma 3Q21. The ratio of annualized total other expenses as a percentage of average total assets was 2.7% for 3Q22 and for pro forma 3Q21(1), and 2.6% for 2Q22.

Reported total other expenses for 3Q21 totaled Ps 2,833.2 billion.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement decreased to Ps 521.7 billion, showing a 26.6% decrease versus 2Q22 and a 21.2% increase versus 3Q21. In addition, the ratio of non-controlling interest to income before non-controlling interest was 56.1% in 3Q22, 51.3% in 2Q22 and 35.6% in 3Q21.

(1) Net trading income, total other income and total other expenses for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

16

Report of 3Q2022 consolidated results Information reported in Ps billions

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,673.3 billion (Ps 536.4 billion of bank debt and Ps 1,136.9 billion of bonds denominated in Colombian pesos) as of September 30th 2022. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of September 30th 2022, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,587.4 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,767.2 billion of total liquid assets, a total gross indebtedness of Ps 6,260.7 billion and a net indebtedness of Ps 4,493.5 billion as of September 30th 2022. In addition to liquid assets, Grupo Aval Ltd. has Ps 2,397.7 billion in investments in AT1 instruments.

Total liquid assets as of September 30, 2022
Cash and cash equivalents	1,447.7
Fixed income investments	319.4
Total liquid assets	1,767.2

Maturity schedule of our combined gross debt (Ps Billions)

As of September 30th, 2022 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.26x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q21	2Q22	3Q22
				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Double leverage (1)	1.18x	1.25x	1.26x	0.01	0.08
Net debt / Core earnings (2)(3)	4.2x	5.7x	4.5x	-1.14	0.30
Net debt / Cash dividends (2)(3)	5.9x	14.4x	12.0x	-2.36	6.09
Core Earnings / Interest Expense (2)	3.5x	1.8x	1.7x	-0.11	-1.86

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity;

(2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments.

17

Report of 3Q2022 consolidated results Information reported in Ps billions

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pension and severance fund manager in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). Additionally, it operates in Central America through Multi Financial Holding Group in Panama and has a 25% investment in BAC Holding International Corporation (BHI) through Banco de Bogota

Investor Relations Contact

Andrea Arévalo

Strategic Planning and Investor Relations Manager

Tel: +571 743 32 22 x 23422

E-mail: aarevalo@grupoaval.com

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Report of 3Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements
Supplemental unaudited pro forma financial information
Information in Ps. Billions

Consolidated Statement of Financial Position	3Q21	BHI 3Q21 (1)	Pro forma 3Q21	2Q22	3Q22
						3Q22 vs. 3Q21	3Q22 vs. Pro forma 3Q21	3Q22 vs. 2Q22

Cash and cash equivalents	35,892.4	(17,090.8)	18,801.6	21,441.1	18,013.9	-49.8%	-4.2%	-16.0%

Investment and trading assets
Debt securities	4,923.6	(126.7)	4,796.9	3,980.0	4,081.5	-17.1%	-14.9%	2.5%
Equity securities	5,199.3	(42.8)	5,156.5	5,022.2	5,317.8	2.3%	3.1%	5.9%
Derivative assets	697.2	-	697.2	1,886.3	2,471.6	N.A.	N.A.	31.0%
Trading assets	10,820.0	(169.4)	10,650.6	10,888.4	11,870.9	9.7%	11.5%	9.0%
Investments in debt securities at FVTPL (non compliant with SPPI test)	5.3	-	5.3	-	-	-100.0%	-100.0%	N.A
Investments in securities at FVOCI	37,215.2	(12,707.2)	24,508.1	23,108.5	22,990.1	-38.2%	-6.2%	-0.5%
Investments in debt securities at AC	5,624.4	1,958.2	7,582.6	8,582.0	9,185.0	63.3%	21.1%	7.0%
Investment securities	42,844.9	(10,748.9)	32,096.0	31,690.5	32,175.0	-24.9%	0.2%	1.5%
Hedging derivatives assets	40.5	-	40.5	49.1	56.6	39.6%	39.6%	15.2%

Gross loans
Commercial loans	120,704.6	(31,975.4)	88,729.2	97,950.2	102,475.0	-15.1%	15.5%	4.6%
Commercial loans	117,827.5	(30,941.4)	86,886.1	95,946.0	100,233.4	-14.9%	15.4%	4.5%
Interbank & overnight funds	2,877.1	(1,034.0)	1,843.1	2,004.1	2,241.6	-22.1%	21.6%	11.8%
Consumer loans	73,160.1	(24,040.9)	49,119.2	54,481.2	57,629.2	-21.2%	17.3%	5.8%
Mortgages loans	27,690.2	(13,719.3)	13,970.9	15,883.6	16,966.6	-38.7%	21.4%	6.8%
Microcredit loans	328.0	-	328.0	278.6	264.8	-19.3%	-19.3%	-5.0%
Total gross loans	221,882.9	(69,735.6)	152,147.3	168,593.6	177,335.7	-20.1%	16.6%	5.2%
Loss allowance	(11,152.5)	2,515.7	(8,636.8)	(8,941.7)	(8,992.0)	-19.4%	4.1%	0.6%
Total loans, net	210,730.5	(67,220.0)	143,510.5	159,651.9	168,343.6	-20.1%	17.3%	5.4%

Other accounts receivable, net	17,633.8	1,737.6	19,371.4	20,799.0	22,142.5	25.6%	14.3%	6.5%
Non-current assets held for sale	144.3	(31.3)	113.0	144.9	137.6	-4.6%	21.8%	-5.0%
Investments in associates and joint ventures	1,077.0	-	1,077.0	4,882.0	5,493.7	N.A.	N.A.	12.5%

Own-use property, plant and equipment for own-use and given in operating lease, net	6,002.9	(1,351.9)	4,651.0	4,615.9	4,708.2	-21.6%	1.2%	2.0%
Right-of-use assets	1,893.2	(597.6)	1,295.7	1,336.9	1,308.1	-30.9%	1.0%	-2.2%
Investment properties	800.2	-	800.2	923.9	931.0	16.3%	16.3%	0.8%
Biological assets	137.4	-	137.4	167.2	178.7	30.1%	30.1%	6.9%
Tangible assets	8,833.7	(1,949.5)	6,884.2	7,043.9	7,125.9	-19.3%	3.5%	1.2%

Goodwill	8,325.2	(5,991.7)	2,333.5	2,234.9	2,250.9	-73.0%	-3.5%	0.7%
Concession arrangement rights	10,470.7	-	10,470.7	12,032.2	12,686.8	21.2%	21.2%	5.4%
Other intangible assets	1,778.6	(208.9)	1,569.7	1,769.2	1,851.4	4.1%	17.9%	4.6%
Intangible assets	20,574.5	(6,200.6)	14,373.9	16,036.3	16,789.1	-18.4%	16.8%	4.7%

Current	871.3	(20.4)	850.9	1,346.2	1,477.9	69.6%	73.7%	9.8%
Deferred	1,543.3	(231.2)	1,312.1	1,610.5	1,727.7	11.9%	31.7%	7.3%
Income tax assets	2,414.7	(251.7)	2,163.0	2,956.7	3,205.6	32.8%	48.2%	8.4%

Other assets	698.9	(201.8)	497.1	527.2	541.8	-22.5%	9.0%	2.8%
Spun-off assets from BHI	-	102,126.3	102,126.3		-	N.A	-100.0%	N.A
Total assets	351,705.2	-	351,705.2	276,111.0	285,896.2	-18.7%	-18.7%	3.5%

Trading derivative liabilities	762.4	(0.2)	762.2	1,893.8	2,295.8	N.A.	N.A.	21.2%
Hedging derivatives liabilities	49.8	-	49.8	5.8	4.9	-90.2%	-90.2%	-16.0%

Customer deposits	225,160.9	(79,557.7)	145,603.2	160,029.3	166,533.2	-26.0%	14.4%	4.1%
Checking accounts	56,647.5	(29,997.7)	26,649.8	26,462.1	25,541.5	-54.9%	-4.2%	-3.5%
Time deposits	86,244.0	(31,501.9)	54,742.1	60,524.8	68,708.1	-20.3%	25.5%	13.5%
Savings deposits	81,627.0	(17,751.9)	63,875.0	72,642.8	71,499.7	-12.4%	11.9%	-1.6%
Other deposits	642.4	(306.2)	336.2	399.6	783.8	22.0%	133.2%	96.1%
Financial obligations	70,389.7	(7,228.4)	63,161.4	68,653.7	70,320.4	-0.1%	11.3%	2.4%
Interbank borrowings and overnight funds	14,965.7	(282.2)	14,683.5	10,499.9	11,267.0	-24.7%	-23.3%	7.3%
Borrowings from banks and others	21,282.4	(6,063.6)	15,218.7	22,945.6	26,266.6	23.4%	72.6%	14.5%
Bonds issued	30,629.7	(882.6)	29,747.1	31,973.1	29,127.8	-4.9%	-2.1%	-8.9%
Borrowings from development entities	3,512.0	-	3,512.0	3,235.0	3,659.0	4.2%	4.2%	13.1%
Total financial liabilities at amortized cost	295,550.7	(86,786.1)	208,764.5	228,683.0	236,853.6	-19.9%	13.5%	3.6%

Legal related	211.6	(1.4)	210.2	217.1	222.1	5.0%	5.7%	2.3%
Other provisions	679.8	(35.0)	644.9	858.9	863.3	27.0%	33.9%	0.5%
Provisions	891.4	(36.3)	855.1	1,076.0	1,085.5	21.8%	26.9%	0.9%

Current	279.3	(121.0)	158.3	109.0	189.5	-32.2%	19.7%	73.8%
Deferred	4,178.2	(321.1)	3,857.2	4,522.2	4,763.2	14.0%	23.5%	5.3%
Income tax liabilities	4,457.5	(442.1)	4,015.5	4,631.3	4,952.7	11.1%	23.3%	6.9%
Employee benefits	1,354.9	(274.6)	1,080.2	846.3	976.0	-28.0%	-9.6%	15.3%
Other liabilities	10,237.6	(4,338.1)	5,899.5	8,825.3	8,589.6	-16.1%	45.6%	-2.7%
Spun-off liabilities from BHI	-	91,877.5	91,877.5	-	-	N.A	-100.0%	N.A
Total liabilities	313,304.3	-	313,304.3	245,961.5	254,758.1	-18.7%	-18.7%	3.6%

Equity attributable to owners of the parent	22,338.8	-	22,338.8	16,420.0	16,766.5	-24.9%	-24.9%	2.1%
Non-controlling interest	16,062.0	-	16,062.0	13,729.6	14,371.6	-10.5%	-10.5%	4.7%
Total equity	38,400.8	-	38,400.8	30,149.6	31,138.1	-18.9%	-18.9%	3.3%

Total liabilities and equity	351,705.2	-	351,705.2	276,111.0	285,896.2	-18.7%	-18.7%	3.5%

(1) BHI’s contribution to previously reported consolidated figures.

19

Report of 3Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Financial Statements Under IFRS
Information in Ps. Billions
Continued Operations

Consolidated Statement of income	YTD 2021(1)	YTD 2022	D	3Q21(1)	2Q22	3Q22
			2022 vs. 2021				3Q22 vs. 2Q22	3Q22 vs. 3Q21
Interest income
Loan portfolio	8,794.3	11,993.0	36.4%	2,968.4	3,883.2	4,730.0	21.8%	59.3%
Interests on investments in debt securities	676.7	1,266.5	87.1%	246.5	403.5	483.0	19.7%	96.0%
Total interest income	9,471.1	13,259.5	40.0%	3,214.9	4,286.7	5,213.0	21.6%	62.2%

Interest expense
Checking accounts	46.5	97.6	109.9%	15.6	28.6	39.1	36.5%	151.2%
Time deposits	1,247.9	2,450.4	96.4%	425.4	759.7	1,146.5	50.9%	169.5%
Savings deposits	616.0	2,153.2	N.A.	209.5	671.8	1,073.4	59.8%	N.A.
Total interest expenses on deposits	1,910.4	4,701.2	146.1%	650.5	1,460.2	2,259.0	54.7%	N.A.

Interbank borrowings and overnight funds	101.4	369.4	N.A.	38.3	121.3	171.7	41.6%	N.A.
Borrowings from banks and others	292.8	529.5	80.8%	100.2	169.6	235.5	38.9%	135.1%
Bonds issued	977.2	1,543.8	58.0%	359.2	515.8	561.1	8.8%	56.2%
Borrowings from development entities	66.2	142.1	114.9%	21.2	45.5	67.3	47.8%	N.A.
Total interest expenses on financial obligations	1,437.6	2,584.9	79.8%	518.9	852.2	1,035.5	21.5%	99.6%
Total interest expense	3,348.0	7,286.0	117.6%	1,169.4	2,312.3	3,294.5	42.5%	181.7%
Net interest income	6,123.0	5,973.5	-2.4%	2,045.5	1,974.4	1,918.5	-2.8%	-6.2%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	2,398.7	2,278.7	-5.0%	606.0	719.6	751.8	4.5%	24.1%
Other financial assets	0.9	17.1	N.A.	0.3	(1.0)	(0.8)	-13.5%	N.A
Recovery of charged-off financial assets	(323.8)	(455.7)	40.7%	(120.5)	(151.8)	(173.1)	14.0%	43.6%
Net impairment loss on financial assets	2,075.7	1,840.1	-11.4%	485.7	566.8	577.9	2.0%	19.0%
Net interest income, after impairment losses	4,047.3	4,133.3	2.1%	1,559.8	1,407.6	1,340.6	-4.8%	-14.1%

Income from commissions and fees
Banking fees(2)	1,516.7	1,785.1	17.7%	521.1	584.3	636.2	8.9%	22.1%
Trust activities	255.3	257.5	0.9%	85.2	85.1	88.6	4.1%	4.0%
Pension and severance fund management	896.2	705.5	-21.3%	308.9	199.0	202.9	2.0%	-34.3%
Bonded warehouse services	121.7	136.9	12.4%	45.0	44.5	49.5	11.2%	9.9%
Income from commissions and fees	2,789.9	2,885.0	3.4%	960.1	912.8	977.1	7.0%	1.8%
Expenses from commissions and fees	530.7	730.9	37.7%	188.3	215.5	230.4	6.9%	22.4%
Net income from commissions and fees	2,259.2	2,154.1	-4.7%	771.9	697.3	746.7	7.1%	-3.3%

Income from sales of goods and services	7,562.6	8,940.6	18.2%	2,520.7	3,231.6	3,041.1	-5.9%	20.6%
Costs and expenses from sales of goods and services	5,140.3	5,313.6	3.4%	1,809.8	1,790.8	1,875.5	4.7%	3.6%
Gross profit from sales of goods and services	2,422.4	3,627.0	49.7%	710.8	1,440.8	1,165.6	-19.1%	64.0%

Net trading income	691.6	950.6	37.4%	239.6	481.5	756.4	57.1%	N.A.
Net income from other financial instruments mandatory at FVTPL	207.3	210.5	1.6%	62.8	68.4	68.2	-0.3%	8.6%

Other income
Foreign exchange gains (losses), net	(374.6)	(1,285.2)	N.A.	(124.5)	(702.5)	(951.9)	35.5%	N.A.
Net gain on sale of investments and OCI realization	87.7	(22.3)	-125.5%	8.3	(8.3)	(11.4)	37.0%	N.A
Gain on the sale of non-current assets held for sale	12.5	8.5	-31.9%	4.4	1.9	2.7	39.4%	-40.1%
Income from non-consolidated investments(3)	375.5	599.4	59.6%	126.7	247.2	148.9	-39.8%	17.5%
Net gains on asset valuations	7.8	21.6	177.3%	5.8	12.5	8.8	-29.1%	51.4%
Other income from operations	227.9	355.5	56.0%	96.3	58.5	77.8	32.9%	-19.3%
Total other income	336.8	(322.6)	-195.8%	117.2	(390.7)	(725.2)	85.6%	N.A

Other expenses
Loss on the sale of non-current assets held for sale	1.8	0.5	-74.5%	(0.1)	(0.0)	0.1	N.A	N.A
Personnel expenses	1,948.7	2,079.9	6.7%	667.8	673.2	726.7	8.0%	8.8%
General and administrative expenses	2,299.9	2,612.9	13.6%	778.1	873.8	941.2	7.7%	21.0%
Depreciation and amortization	445.8	478.4	7.3%	152.4	160.8	162.0	0.7%	6.3%
Impairment loss on other assets	10.9	19.8	82.2%	4.9	1.5	7.8	N.A.	57.4%
Other operating expenses	119.4	117.3	-1.7%	33.1	45.3	36.8	-18.7%	11.5%
Total other expenses	4,826.3	5,308.8	10.0%	1,636.2	1,754.6	1,874.7	6.8%	14.6%

Net income before income tax expense	5,138.2	5,444.2	6.0%	1,825.9	1,950.4	1,477.6	-24.2%	-19.1%
Income tax expense	1,944.1	1,745.1	-10.2%	1,011.7	564.3	547.8	-2.9%	-45.9%
Net income for the period of continued operations	3,194.2	3,699.1	15.8%	814.2	1,386.1	929.8	-32.9%	14.2%
Net income for the period of discontinued operations	1,182.7	1,597.5	35.1%	396.1	(0.0)	0.0	-100.0%	-100.0%
Net income for the period	4,376.9	5,296.6	21.0%	1,210.3	1,386.1	929.8	-32.9%	-23.2%

Net income for the period attibutable to:

Non-controlling interest	1,855.9	2,483.3	33.8%	430.5	710.6	521.7	-26.6%	21.2%

Net income attributable to owners of the parent	2,521.0	2,813.3	11.6%	779.7	675.5	408.1	-39.6%	-47.7%

(1) Information was modified considering the discontinued operation. Figures are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

(2) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees.

(3) Includes share of profit of equity accounted investees, net of tax, and dividend income.

20

Item 2

1 3Q22 Consolidated Earnings Results IFRS

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”) . As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - IFRS measures such as ROAA and ROAE, among others, are explained when required in this report . Banco de Bogotá executed a spin - off of a 75 % equity stake in BAC Holding International, Corp (“BHI”) ; to its shareholders and Grupo Aval subsequently spun - off its equity interest to its shareholders on March 29 , 2022 . Prior to the spin - off, Banco de Bogotá was the direct parent of BHI . Grupo Aval has retained an indirect stake of approximately 17 . 2 % in BHI (representing our proportional interest in the 25 % equity stake in BHI retained by Banco de Bogotá) . This interest in BHI is reported as discontinued operations for reporting periods prior to the spin - off and will be reported under the “share of profit of equity accounted investees, net of tax (equity method)” line item for subsequent periods . As a result, for comparability purposes, we have prepared and present supplemental unaudited pro forma financial information for the nine months ended September 30 , 2021 that assumes the spin - off was completed on January 1 , 2021 . The supplemental unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date . The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31 , 2022 may result in adjustments to the unaudited pro forma financial information presented herein any such adjustments may be material . For further information, please see the supplemental unaudited pro forma financial information in our Q 3 earnings release dated November 16 , 2022 . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

Consolidated key results for the quarter

	COP $tn	Pro forma 3Q21	2Q22	3Q22	3Q22 vs 2Q22	3Q22 vs Pro forma 3Q21
		Presented for comparability purposes				
Balance Sheet	Gross Loans	$ 150.3	$ 166.6	$ 175.1	5.1%	16.5%
	Deposits	$ 145.6	$ 160.0	$ 166.5	4.1%	14.4%
	Deposits/Net Loans	1.01 x	1.00 x	0.99 x	-0.01 x	-0.03 x
Loan Quality	90 days PDLs / Gross Loans	3.8%	3.3%	3.2%	(10) bps	(57) bps
	Allowance/90 days PDLs	1.51 x	1.61 x	1.59 x	-0.02 x	0.08 x
	Cost of risk	1.3%	1.4%	1.4%	(4) bps	5 bps
Other ratios	Net interest margin	4.5%	3.6%	3.5%	(11) bps	(93) bps
	Fee income Ratio	19.6%	16.3%	19.0%	268 bps	(55) bps
	Efficiency Ratio	41.4%	41.1%	47.7%	663 bps	625 bps

		Reported 3Q21	2Q22	3Q22	3Q22 vs 2Q22	3Q22 vs Reported 3Q21
Profitability	Attributable net income	$ 0.78	$ 0.68	$ 0.41	-39.6%	-47.7%
	ROAA	1.4%	2.1%	1.3%	(74) bps	(7) bps
	ROAE	14.2%	16.6%	9.8%	(671) bps	(441) bps

- Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 3Q21 are calculated based on the previously reported consolidated figures excluding BHI's contribution to these numbers.
- Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

Gross loans excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

Grupo AVAL

4 5.62% 0% 2% 4% 6% 8% 10% 12% 14% Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 12-Month inflation Lower target range Upper target range 12.22% Oct - 22: Dec - 21: (2.7%) (5.6%) (9%) (7%) (5%) (3%) (1%) 1% Trade balance Current Account Deficit Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Oil Exports/Total Exports Source : Banco de la República de Colombia and DANE. Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 1.4% 2.6% 3.2% - 7.0% 10.7% 2017: 35.0% 2018: 40.2% 2019: 40.4% 2020: 28.2% 2021: 32.4% Macroeconomic context - Colombia ( 1 | 2 ) Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 1.5 1.3 1.4 1.2 2.0 2.3 3.0 2.9 3.2 3.2 3.3 3.1 0.3 - 16.4 - 8.5 - 3.6 1.7 18.1 13.8 10.5 8.6 12.6 7.1 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2017 2018 2019 2020 2021 2022 1.4 2.6 3.2 -7.0 10.7 NA 2020 2021 2020 2021 (3.7%) (4.9%) (3.4%) (5.6%)

5 - 5.6 - 3.6 - 2.0 - 2.3 - 3.3 - 3.2 - 3.2 - 4.0 - 3.6 - 3.1 - 2.5 - 7.8 - 7.1 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Real fiscal deficit Projected fiscal deficit (Jun - 2022) 9.3% 9.5% 10.4% 15.9% 13.8% 10.6% 10.8% 11.2% 18.4% 15.2% 2017 2018 2019 2020 2021 LTM average national unemployment LTM average urban unemployment Source: Ministry of Finance. Projections start in 2022. Source: Banco de la República de Colombia. Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas. Sep - 21 Sep - 22 Urban 13.3% 10.4% National 12.0% 10.7% Macroeconomic context - Colombia ( 2 | 2 ) Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) Colombian Peso Exchange Rate Unemployment (%) 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 End of Period 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 3,432.5 3,678.6 3,748.5 3,812.8 3,981.2 3,756.0 4,151.2 4,590.5 Quarter Average 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 3,660.1 3,557.7 3,695.6 3,846.5 3,882.8 3,911.3 3,919.3 4,385.7 YTD Average 2,600 3,100 3,600 4,100 4,600 2,956.5 3,282.4 3,691.3 3,747.2 4,075.5 3Q22 vs. 3Q21 3Q22 vs. 2Q22 20.4% 10.6% 14.0% 11.9%

6 Assets Assets breakdown (%) Total assets (1) Pro - forma Total assets, net loans and leases, fixed income investments, unconsolidated equity investments and other assets for 3 Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. (2) Net loans and leases include interbank and overnight funds Figures in Ps. Trillions 249.6 276.1 285.9 Pro forma 3Q21 2Q22 3Q22 Y/Y% = 14.6% Q/Q% = 3.5% 7.5 57.5 14.2 3.1 17.7 Pro forma 3Q21 7.8 57.8 12.5 4.0 17.9 2Q22 6.3 58.9 12.3 4.1 18.4 3Q22 (1) (1) Cash and equivalents Net loans and leases Fixed income investments Unconsolidated equity investments Other (2)

7 (1) Pro - forma Gross Loans and their breakdown for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s con tribution to these numbers. 150.3 166.6 175.1 Pro forma 3Q21 2Q22 3Q22 Y/Y% = 16.5% Q/Q% = 5.1% Loans and receivables Gross loans Gross loans breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds 150.3 166.6 175.1 Pro forma 3Q21 2Q22 3Q22 15.4 17.3 4.5 5.8 21.4 - 19.3 6.8 - 5.0 57.8% 57.6% 57.2% 32.7% 32.7% 32.9% 9.3% 9.5% 9.7% 0.2% 0.2% 0.2% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit (1) (1)

8 Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk Quality Coverage Pro forma 3Q21 2Q22 3Q22 4.97% 4.38% 4.33% 3.80% 3.33% 3.23% 30 days PDLs / Gross loans 90 days PDLs / Gross loans 1.63% 1.77% 1.76% 1.30% 1.40% 1.36% Impairment loss / Average gross loans Impairment loss, net / Average gross loans 1.51x 1.61x 1.59x 1.16x 1.23x 1.19x 5.75% 5.37% 5.14% Allowance / Gross loans Allowance / 90+ PDLs Allowance / 30+ PDLs 0.60x 0.54x 0.63x • Pro - forma end of period and average gross loans, past due loans, allowances, net impairment losses, and charge - offs for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. • Pro - forma ratios for 3Q21 are calculated based on the pro - forma figures explained above. Pro forma 3Q21 2Q22 3Q22

Loan portfolio quality

Figures in Ps. Billions

30 days past due loans [1] / 90 days past due loans [2]

	30 days: Pro forma 3Q21	30 days: 2Q22	30 days: 3Q22	90 days: Pro forma 3Q21	90 days: 2Q22	90 days: 3Q22
Commercial	4.62%	4.13%	4.17%	4.09%	3.65%	3.60%
Consumer	5.25%	4.45%	4.33%	3.28%	2.70%	2.58%
Mortgages	5.52%	5.28%	5.00%	3.30%	3.23%	3.07%
Microcredit	31.60%	24.05%	17.01%	26.96%	20.70%	14.22%
Total loans	**4.97%**	**4.38%**	**4.33%**	**3.80%**	**3.33%**	**3.23%**

Loans and coverage by Stages (%)



Coverage
7.2%
52.8%
6.6%
54.4%
6.4%
54.3%
11.1%
10.2%
9.1%
10.7%
7.3%
11.6%
81.7%
1.0%
84.3%
0.9%
86.3%
0.9%
Pro forma 3Q21
2Q22
3Q22
Stage 3
Stage 2
Stage 1

30 days past due formation [1]

	Pro forma 3Q21	Pro forma 4Q21	Pro forma 1Q22	2Q22	3Q22
Initial +30 PDLs	8,165	7,469	7,184	7,354	7,298
New +30 PDLs	208	551	942	697	1,155
Charge-offs	(904)	(836)	(772)	(754)	(878)
Final +30 PDLs	**7,469**	**7,184**	**7,354**	**7,298**	**7,574**

90 days past due formation [2]

	Pro forma 3Q21	Pro forma 4Q21	Pro forma 1Q22	2Q22	3Q22
Initial +90 PDLs	6,308	5,717	5,606	5,590	5,547
New +90 PDLs	313	726	756	710	985
Charge-offs	(904)	(836)	(772)	(754)	(878)
Final +90 PDLs	**5,717**	**5,606**	**5,590**	**5,547**	**5,653**

Pro-forma PDLs, charge-offs, gross loans, allowances and breakdown by stages and type for 3Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers. Pro-forma ratios for 3Q21 are calculated based on the pro-forma figures explained above.

(1) Past Due Loans + 30 / Total Loans including interest accounts receivable
(2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days past due.

9

Grupo AVAL

10 145.6 160.0 166.5 Pro forma 3Q21 2Q22 3Q22 Y/Y% = 14.4% Q/Q% = 4.1% = 1.01x 1.00x 0.99x Funding breakdown (%) Pro forma 3Q21 2Q22 3Q22 Deposits 69.7% 70.0% 70.3% Banks and others 9.0% 11.4% 12.6% Bonds issued 14.2% 14.0% 12.3% Interbank borrowings 7.0% 4.6% 4.8% Funding (1) Pro - forma Total funding and Total deposits and breakdown for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. (2) Pro - forma Deposits/ Net loans for 3Q21 is calculated based on the pro - forma figures explained above. (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables Total deposits Total funding Figures in Ps. Trillions Deposits / Net loans*(%) Pro forma 3Q21 2Q22 3Q22 Deposit breakdown (%) Pro forma 3Q21 2Q22 3Q22 Savings accounts 43.9% 45.4% 42.9% Checking accounts 18.3% 16.5% 15.3% Time deposits 37.6% 37.8% 41.3% Others 0.2% 0.2% 0.5% 208.8 228.7 236.9 Pro forma 3Q21 2Q22 3Q22 Q/Q% = 3.6% Y/Y% = 13.5% (1) (1) (2)

11 3Q21 2Q22 3Q22 3Q21 2Q22 3Q22 3Q21 2Q22 3Q22 3Q21 2Q22 3Q22 Core Equity Tier 1 9.9 10.0 10.1 9.3 10.3 9.9 11.8 12.1 11.6 12.7 10.6 10.6 AT1 1.3 - - - - - - - - - - - Primary capital (Tier 1) 11.1 10.0 10.1 9.3 10.3 9.9 11.8 12.1 11.6 12.7 10.6 10.6 Solvency Ratio 13.5 12.8 13.1 11.7 11.2 11.5 13.5 12.9 12.4 13.3 11.1 10.9 Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) Capital as reported (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles Attributable Shareholders Equity 22.3 16.4 16.8 16.1 13.7 14.4 38.4 30.1 31.1 3Q21 2Q22 3Q22 Attributable equity Minority interest Q/Q% = 3.3% Y/Y% = - 18.9% 22.3 16.4 16.8 3Q21 2Q22 3Q22 Q/Q% = 2.1% Y/Y% = - 24.9% Tangible equity ratio (1) 9.6% 8.3% 9.6% Total equity / Assets 10.9% 10.9% 10.9%

NIM – Net Interest Margin

Net Interest Income (2) (Trillions)

Pro forma 3Q21	2Q22	3Q22	3Q22 / Pro forma 3Q21	3Q22 / 2Q22
2.1	1.9	1.9	-11.8%	0.7%

Net Interest Margin(2)



4.45%
3.64%
3.52%
Pro forma 3Q21 (1)
2Q22
3Q22

	Pro forma 3Q21	2Q22	3Q22
Cost of funds	2.26%	4.17%	5.68%

Loans Interest Margin(3)



5.43%
4.91%
4.55%
Pro forma 3Q21 (1)
2Q22
3Q22

	Pro forma 3Q21	2Q22	3Q22
Avg. Yield on loans	7.88%	9.43%	10.74%

Net Investments Margin(4)



0.98%
-1.25%
-0.65%
Pro forma 3Q21 (1)
2Q22
3Q22

	Pro forma 3Q21	2Q22	3Q22
Avg. Yield on fixed income and interbank & overnight funds	3.43%	3.26%	5.53%

Pro-forma Net Interest for 3Q21 is calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.
(1) Pro-forma ratios for 3Q21 is calculated based on the pro-forma figures explained above.
(2) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. NIM without income from investment securities held for trading through profit or loss was 3.8% for 3Q22, 4.0% for 2Q22, and 4.5% for 3Q21 .
(3) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.
(4) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds.

12

Grupo AVAL

Fees, other operating income and discontinued operations

Figures in Ps. Billions

Gross fee income



Y/Y% = 1.8%
Q/Q% = 7.0%
960.1
4.7%
32.2%
8.9%
54.3%
912.8
4.9%
21.8%
9.3%
64.0%
977.1
5.1%
20.8%
9.1%
65.1%
Pro forma 3Q21 (1)
2Q22
3Q22

	Pro forma 3Q21 (1)	2Q22	3Q22
Net fee income	771.9	697.3	746.7

	Y/Y%	Q/Q%
Banking fees	22.1	8.9
Trust activities	4.0	4.1
Pension fees	-34.3	2.0
Other	9.9	11.2

Non-financial sector (*)

	3Q21	2Q22	3Q22
Energy & gas	266	303	317
Infrastructure	520	1,190	902
Hotels	3	16	24
Agribusiness	13	20	23
Other (**)	-91	-88	-100
Total	**711**	**1,441**	**1,166**

(*) Net income from sales of goods and services
(**) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	Pro forma 3Q21 (1)	2Q22	3Q22
Foreign exchange gains (losses), net	-124	-702	-952
Net income (loss) on financial derivatives	136	593	797
Other trading income on derivatives	20	0	1
Derivatives and foreign exchange gains (losses), net (2)	32	-109	-154
Gains on valuation of assets	6	12	9
Net income from other financial instruments mandatory at FVTPL	63	68	68
Net gain on sale of investments and OCI realization	8	-8	-11
Gain on the sale of non-current assets held for sale	4	2	3
Income from non-consolidated investments (3)	127	247	149
Other income from operations	96	59	78
Total other income from operations	**336**	**271**	**141**
Net income of discontinued operations	396	0	0

(1) Pro-forma Fees, other operating income and their breakdowns for 3Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.
(2) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(3) Includes share of profit of equity accounted investees, net of tax, and dividend income.

13

Grupo AVAL

14 2.7% 2.6% 2.7% Pro forma 3Q21 2Q22 3Q22 Efficiency ratios Cost to income (1) Cost to assets (2) Pro - forma total other expenses, net interest income, net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income for 3Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. • Pro - forma ratios for 3Q21 are calculated based on the pro - forma figures explained above. (1) Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from co mmissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total oth er income. (2) Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets. 41.4% 41.1% 47.7% Pro forma 3Q21 2Q22 3Q22

15 779.7 675.5 408.1 507.5 272.3 Pro forma 3Q21 2Q22 3Q22 Discontinued operations Continued operations $17.2 $29.7 $35.0 Profitability as reported Figures in Ps. Billions Net income attributable to controlling interest ROAA reported (2) ROAE reported (3) (1) The outstanding shares at the end of June 30, 2022 were 23,743,475,754 shares, the average outstanding shares for 2Q22 were 2 2,7 79,217,340 shares. (2) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (3) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity EPS 1.4% 2.1% 1.3% Pro forma 3Q21 2Q22 3Q22 14.2% 16.6% 9.8% Pro forma 3Q21 2Q22 3Q22 (1)

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel